FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2011

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒        Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          ☐        No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group

H1 2011 results

Containing costs:	• Net profit at €29 million, before write-downs on Greek Government bonds • Net interest margin at 3.65% • Operating expenses down by -3% yoy

Write-downs in the bond portfolio:	• Write-downs on Greek Government bonds total €1,645 million • 18% write-down in book value of Greek Government bonds portfolio • 203 bps impact on Core Tier I capital

Solid capital base:

•                  Excluding the preference shares held by the Hellenic Republic, and after write-downs in Greek Government bonds, the Core Tier I CAD ratio stands at 10.1%, among the highest in the European banking sector

Fortifying the balance sheet:	• Provisions of €822 million (+27% yoy) • Provision coverage ratio (+90 dpd) at 58%, the highest in the sector

Healthy liquidity:	• Group loan-to-deposit ratio at 110%, Greece: 104% • Assets totalling €2.7 billion that can readily be used as collateral with the ECB

Greece:

•                  Core earnings at €668 million, down by -2% yoy

•                  Core revenues: €1.4 billion (-6% yoy) despite the adverse economic climate

•                  Operating expenses reduced drastically, by -10% yoy

•                  Provisions at €676 million, up +45% yoy

•                  Before write-downs in Greek Government bonds, losses at €222 million compared with losses of €159 million in H1.10

National Bank of Greece	NBG Group: Q2 2011 results

Finansbank:

•                  Net profit at TL517 million (€235 million), up +2% yoy

•                  Dynamic growth in business: lending up by +25% and deposits by +40% yoy

•                  Further substantial improvement in asset quality, with impairment costs falling to 71 bps

•                  Significant strengthening of liquidity through successful issue, in May, of a 5-year Eurobond totalling US$500 million.

SE Europe:	• Profit before provisions: €99 million (down -34% yoy) • Operating costs down by -4% yoy

Our H1 results underline the resilience of the Group’s core banking business, despite the extremely adverse climate in the second quarter for both the Greek and the international economies.

The key contributors to our positive performance were the sustained pre-provision operating income of the Group, the sharp reduction in operating expenses, especially in Greece where double digit reductions were achieved on a yearly basis, as well as the revenues generated by our international operations, particularly Finansbank. Furthermore, it is worth noting that pre-provision operating income continues to fully absorb the substantial impairment charges of the first half of 2011, exceeding €820 million, up +27%, improving the  provisions coverage to 58% — the highest level in the sector.

NBG currently boasts a particularly strong capital base, as confirmed by the recent EU-wide stress tests. Furthermore, although Q2 performance was burdened by write-downs totalling €1.3 billion on our Greek Government bonds, due to the imminent rollover of Greek public debt through Private Sector Involvement (PSI), the Core Tier I CAD ratio — without  taking into consideration the Hellenic Republic preference shares — still remains above 10%, among the highest in the European banking sector. We are in this position due to our timely implementation of measures to fortify our capital base.

NBG will continue its policy of further enhancing its capital base, through efficient asset and liability management, and maintaining satisfactory liquidity.  Once more clarity is attained regarding the outcome of two extremely important processes that are currently underway — PSI which results in the rollover of the public debt and the completion of the diagnostic exercise on the quality of the domestic loan portfolio commissioned by the Bank of Greece from BlackRock Solutions — we shall determine our next strategic moves, focusing on our shareholders’ interests.

The Greek economy and banking system will continue to face  formidable challenges in the period ahead. National Bank of Greece — the strongest Greek financial institution — will confront the country’s macroeconomic difficulties successfully.

Athens, 30 August 2011

Apostolos Tamvakakis

Chief Executive Officer

Group net profit in H1.11 totalled €29 million, excluding impairment losses on GGBs prompted by the PSI initiative (€1,339 million after tax), compared with profit of €146 million in H1.10, due to the persistence of high provisions, which amounted to €822 million (up by +27% yoy), as well as the exceptionally adverse economic climate in Greece.

In this extremely stressed period, the NBG Group succeeded in growing net income and keeping its capital base robust (Tier I CAD ratio: 11.2%), while fortifying its balance sheet with higher provisions.

At the same time, operating expenses declined by -3% yoy at Group level, mainly due to the drastic reduction in operating costs in Greece (down -10% yoy), as well as in SE Europe(1) (down -4% yoy).

In the first half of the year the NBG Group, although impacted by the decline in deposits, which intensified in Greece during Q2.11, nevertheless managed to increase its market share of savings deposits to 34.1% and sustain its market share of time deposits at 15.3% in Greece. It is noteworthy that, after the EU summit on July 21st, domestic deposits have gradually rebounded, fully reversing the decline suffered in the first weeks of July. At the same time, Turkey saw a significant increase in deposits (up +14% since end-2010) while SE Europe also posted an improvement (up +2% since the beginning of the year). The Group’s loan-to-deposit ratio stood at the healthy level of 110%, while the ratio for Greece stood at 104%.

Write-downs in bond values as part of the PSI initiative

The Q2 results were burdened by write-downs of €1,645 million before tax (€1,339 after tax) in the value of Greek Government bonds held by the Bank. This provision derives from the PSI initiative, as described in the terms and conditions stated in the expression of interest dated 25/08/2011. Before performing the write-downs, the book value of the bonds held by NBG and eligible for inclusion in the bond swap plan amounted to €9 billion.

The continued positive contribution by our affiliates has sustained our profitability

The Group’s profitability in H1.11 was marked by the sizeable impairment loss of €1,339 million after tax from the Greek Government bond exchange. If this non-recurring loss is excluded, the Group remained profitable in H1.11 due to the significant positive results of its affiliates in Turkey and SE Europe. The Group’s performance in Greece was also notable, as banking business remained profitable despite the ongoing recession. Specifically, in H1.11:

•                  Group net profit stood at €29 million compared with €146 million in H1.10, reflecting the strong performance in Turkey and the continued positive input of SE Europe, which both served to offset the negative results in Greece.

•                  Net interest margin remained at the high level of 3.65% at the end of H1, fractionally below its 2010 level, despite competitive pressure on deposit pricing.

(1)  SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

•                  Operating expenses in Greece and SE Europe posted an impressive decline by €80 million, down -9% yoy, underscoring the emphasis the Group places, under current circumstances, on cost containment and enhancing efficiency.

In H1.11, the Group’s performance by business region was as follows:

•                  Greece: Loss from operations in Greece, excluding the impairment loss from the Greek Government bond exchange (€1,339 million after tax), amounted to €222 million, due to the +45% increase in provisions for delinquencies, which topped €676 million (compared with €467 million in H1.10), and to the negative impact of trading income (losses of €164 million in H1.11). Core earnings in Greece (before tax, provisions and trading income) declined marginally by -2% yoy, reflecting the resilience of the Bank’s sources of profitability despite the persistent recession.

•                  Turkey: Continuing its positive trajectory, the net profit of Finansbank in H1.11 amounted to TL517 million (€235 million), up +2% yoy. This performance was in part due to lower provisions — reflecting further improvement in the already high quality of Finansbank’s loan book — and in part due to the rapid pace of credit expansion on the back of strong growth in the Turkish economy. This result was also despite the increase in operating costs (up +22% yoy) stemming from the expansion of the branch network (+10% yoy) to over 510 units at the end of H1.11.

•                  SE Europe: The Group’s SE European units posted positive performance in H1.11, with net profits of €15 million (down -70% yoy). Profits before tax and provisions stood at €99 million, down -34% yoy. The deterioration in core profitability reflects primarily deleveraging of the loan book by -5% yoy and the decline in interest income, which was burdened by the increase in the volume and cost of deposits in the context of the Group’s strategy for independent financing of all its affiliates. A significant development was the €755 million yoy reduction in funding from the parent company to the Group’s SE European units.

Manageable increase in delinquencies

The economic climate in Greece continues to be severely stressed, impacting negatively the domestic banking sector and taking a heavy toll on the quality of banks’ loan books.

The Group’s ratio of +90dpds to total loans stood at 10%. In Greece, the ratio stood at 10.3% compared with 9.3% in Q1.11. In Turkey, however, there has been a further deceleration in the rate of growth of new delinquencies, with the +90dpd ratio declining to 5.2%, from 5.4% in Q1. It is notable also that in SE Europe the first signs of stabilisation in loan book quality have appeared.

Provisions in H1.11 continue to stand at high levels (€822 million), up +27% yoy. Accumulated provisions now amount to €4.3 billion, i.e. 5.7% of the Group’s total lending. For yet another quarter, the +90dpd coverage ratio remained at the highest levels for the sector, at 58%, before, of course, taking into consideration the various forms of associated collateral, thus reflecting the Group’s conservative approach to provisioning for delinquencies.

Greece: Lending growth and deposit market share stabilise

Losses in Greece amounted to €222 million in H1.11 compared with losses of €159 million a year earlier, mainly due to the +45% growth in provisions, despite growth in pre-provision profitability by +19% yoy.

The Group’s cost-cutting efforts have generated particularly encouraging results. Operating expenses decreased drastically by -10% yoy. Specifically, personnel costs and general expenses decreased by -9% and -14%, respectively.

Despite the slowdown in economic activity and the concomitant fall in demand for loan products, the Bank’s aggregate loan book in Greece remained unchanged on Q1.11 levels, at €50.3 billion.

The persistent negative macroeconomic environment in Greece and the constantly shrinking liquidity of households and businesses led to a contraction in deposits in the Greek banking system in Q2.11. Despite the general downward trend in deposits, NBG managed to hold its share of time deposits at 15.3% and increase its share of savings deposits to 34.1% compared with Q4.10, reflecting the trust it enjoys among its customers.

The Bank continues to own substantial assets (€2.7 billion) that can readily be used as collateral with the ECB, as well as loans for further issues of covered bonds and other types of eligible collateral. The combination of excess eligible collateral and low leverage (the loan-to-deposit ratio in Greece is just 104%) gives the Bank a key competitive edge at the present juncture.

Finansbank: Dynamic growth continues unabated

In H1.11, the net profit of Finansbank grew +2% yoy to TL517 million (€235 million).

The recovery of the Turkish economy engenders expectations for a continued acceleration in the growth of Finansbank’s business and results. Specifically:

•                  Finansbank’s net interest income declined marginally by -2% yoy to TL 1,029 million (€468 million), despite the continuing market-wide asset yield repricing. This performance ranks Finansbank first among Turkish banks in terms of the level of net interest margin, which, it may be noted, is not supported by highly variable sources of interest income such as that from securities.

•                  The +22% yoy growth in operating costs mainly reflects expenses resulting from Finansbank’s network expansion programme, which brought the number of branches by the end of H1.11 to over 510, up +10% yoy. Despite the expansion of its network, Finansbank’s efficiency (cost/income) ratio stood at the low level of 48%.

In June 2011, Finansbank’s total lending amounted to TL35.7 billion (€15.2 billion), up +25% yoy.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, rising at an impressive rate (+38% yoy). Total retail lending in H1.11 amounted to TL19.7 billion (€8.4 billion).

Particularly strong performance was posted by mortgage lending and consumer credit. Specifically:

•                  Mortgage lending totalled TL6.8 billion (€2.9 billion) compared with TL5.6 billion in H1.10, up +22%. Finansbank’s market share of mortgage lending stood at 9.7%.

•                  Credit card outstandings grew by +56% to TL8.5 billion (€3.6 billion) compared with TL5.4 billion a year earlier. Finansbank’s market share of the respective sector topped 15%, compared with 12% in H1.10.

•                  Personal need loans amounted to TL3.6 billion (€1.5 billion) compared with TL2.4 billion in H1.10, up +51%. Accordingly, Finansbank’s market share of personal need loans stood at 5.6%, compared with 4.8% a year earlier.

In H1.11, Finansbank’s business lending totalled TL16 billion (€6.8 billion), posting yoy growth of +12%, and reflecting the general improved business climate in the country.

In H1.11, +90dpd loans declined to 5.2% of the total loan book, down -18 basis points on Q1.11. This reflects both the recovery of the Turkish economy and the stabilisation of new delinquencies at lower levels vis-a-vis year-end 2010. In addition, loan collections have posted strong performance, enabling Finansbank to bring down the cost of provisions to just 0.7%, from 1.3% in H1.10, and keep the coverage ratio above 75%.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which increased by an impressive +40% yoy. Deposits in local currency presented particularly strong growth of +47% yoy. At the end of H1.11, the bank’s loan-to-deposit ratio improved to a record low of 115%. Despite the growth in lending activity, the bank’s Core Tier I ratio stood at 13.1%.

In May 2011, Finansbank successfully completed the issue of a bond worth US$500 million, with a fixed coupon of 5.5% and a 5-year maturity. The issue was oversubscribed circa 2 times by international institutional investors in the US, EU, Hong Kong and the Arab Emirates, underlining the confidence of investors in Finansbank’s prospects and vindicating the Group’s strategic decision to encourage the independent financing of its affiliates.

SE Europe: Lending sluggish, profitability down

Net profit from the Group’s SE Europe operations in H1.11 totalled €15 million, compared with €50 million in H1.10, as deleveraging continued and increased cost of deposits led to a reduction in net interest income.

The decline in net interest income also impacted pre-provision profit, which totalled €99 million, compared with €150 million in H1.10, down -34%.

Operating expenses in SE Europe posted a decline of -4% yoy.

Total lending in SE Europe fell by -5% yoy to €7.5 billion, while deposits totalled €4.8 billion, up +7% yoy. This is a particularly encouraging development, as the Group can be seen to be broadening its funding sources and has accordingly improved its SE Europe loan-to-deposit ratio by 19% compared with H1.10.

Loan book quality in SE Europe continues to show signs of stabilisation. As a result, the cost of provisions in H1.11 fell to 2.45%, down by -13bps yoy.

Strong capital base

As a result of the public sector involvement in the Greek Government bond exchange, the Group’s Tier I CAD ratio at the end of H1.11 stood at 11.2% compared with 12.9% at the end of Q1.11. It is noteworthy that this still places NBG among the best capitalised banks in Europe. Indeed, the Core Tier I ratio, which excludes hybrid capital and Hellenic Republic preference shares, stands at 10.1%, after fully absorbing the impairment impact related to the PSI initiative, ranking the Group among the best in terms of both the absolute size and structural quality of its capital.

In July 2011, the Bank participated successfully in the EU-wide stress testing exercise of European banks run by the European Banking Authority (EBA) in cooperation with the Bank of Greece, the ECB, the European Commission and the European Systemic Risk Board (ESRB).

The adverse shock scenarios of the stress tests for loan book quality generated an estimate of €4.3 billion for Group provisions for the two years 2011-2012, with accumulated impairment losses for the Group at year-end 2012 being estimated at the high level of 10.5% of total loans.

According to the output of the stress test, and under the assumptions of the worst case scenario, the estimated Core Tier 1 CAD ratio, (as this was defined by EBA), under extreme conditions would be 7.7% in 2012 compared with 11.9% at the end of 2010, a level that comfortably exceeds the 5% benchmark set by the EBA for the purposes of the exercise. It is worth highlighting that even if the Hellenic Republic preference shares, totalling €350 million, are excluded from calculations, the Core Tier 1 CAD ratio still exceeds the 5% benchmark standing at 7.2%. Indeed, if the series of business actions and decisions taken or planned for implementation in the immediate future (e.g., the use of general provisions amounting to €304 million, the acquisition of a 49.9% minority stake in investment portfolio firm CPT, and the sale of a minority stake of up to 20% in Finansbank) are included,  which aim at fortifying the Group’s capital position, the said ratio would increase by 200 bps to circa 9.7%.

The output of the EU-wide stress test confirms the Bank’s strong capital adequacy, which serves as an effective buffer even in a worst case scenario, whether in the case of developments in loan impairments or the fiscal situation in Greece. In spite of this positive performance, the Group remains vigilant and continues to focus on maintaining high reserves of liquidity and strengthening its capital position on an ongoing basis.

Appendix

€ millions	Jun 2011	Jun 2010	Δ

Profit & loss
Group net profit (before PSI)	29	146	-80%
Group net profit	-1 310	146	—
Greece	-1 561	-159	>100%
Turkey	235	251	+2%*
SE Europe	15	50	-70%

Core revenues
Group	2 274	2 440	-7%
Greece	1 396	1 480	-6%
Turkey	629	665	-5%
SE Europe	218	266	-18%

Operating expenses
Group	1 187	1 228	-3%
Greece	706	780	-10%
Turkey	335	298	+12%
SE Europe	123	128	-4%

Balance sheet
Total assets	119 205	122 050	-2%
Loans	74 025	75 132	-1%
Deposits	62 115	68 702	-10%
Equity	8 539	7 835	+9%

Ratios
Tier I	11.2%	10.5%	+70bps
Loans : deposits	110%	103%	+7pps
Net interest margin (bps)	365	398	-33bps
Cost : income	55%	56%	-1pps

* on a constant currency basis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 31st August, 2011

Chief Executive Officer